Prenetics Appoints Renowned Longevity Expert and Health-Tech CEO, Dr. Darshan Shah, to Board of Directors
Appointment Strengthens Board with Deep Clinical and Commercial Expertise in Healthspan Optimization, Aligning with IM8 Growth Strategy

NEW YORK, N.Y., February 17, 2026 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced the appointment of Dr. Darshan Shah as an independent director to its Board of Directors (the “Board”), effective February 16, 2026. Dr. Shah will also serve as a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Dr. Shah is a board-certified surgeon and a recognized expert in longevity medicine with over 20 years of experience in clinical practice and healthcare entrepreneurship. Most recently, Dr. Shah gained national recognition as the medical expert and formulator of Liquid Death's new energy drink, featured in a Super Bowl LX advertisement on February 6, 2026. This high-profile collaboration, combined with his experience building and scaling Next Health into one of the world's premier longevity centers, brings a unique combination of high-level medical science and proven mass-market product formulation expertise to Prenetics’ Board.
"Dr. Shah's appointment is a strategic move that significantly enhances the scientific and commercial expertise of our Board," said Danny Yeung, Chairman and CEO of Prenetics. "It is exceptionally rare to find someone with both the depth of medical expertise—Mayo Clinic-trained, 20,000+ surgeries—and the entrepreneurial track record of building and scaling a national health brand. His unique journey, from the Mayo Clinic to the Super Bowl, is a perfect fit for our mission to build a world-class health and longevity brand with IM8. We are confident that his deep expertise in clinical trials, product formulation, and building world-class health brands will be instrumental in driving innovation and creating long-term shareholder value."
Dr. Shah said “I am thrilled to join the Prenetics Board at such an inflection point. Having gotten to know Danny and the team over the past six months, I have been highly impressed with his vision and the Company’s commitment to science. Prenetics’ serious investment in upcoming clinical trials and data-driven product development is a mission I deeply share. Having built products and brands at the intersection of clinical science and consumer appeal, I understand the unique challenges and opportunities Prenetics faces as it scales IM8 globally, and I look forward to contributing my experience to help guide that next phase of growth.”
Clinical and Longevity Expertise
Dr. Shah earned his medical degree at the age of 21 from the University of Missouri, Kansas City, and completed his surgical training at the Mayo Clinic. During his career as a specialist in trauma and reconstructive surgery, he personally performed over 20,000 surgical procedures.

In recent years, Dr. Shah has transitioned his clinical focus to longevity and healthspan optimization, advising thousands of patients on data-driven wellness protocols. This deep medical foundation provides the Board with critical technical oversight as Prenetics continues to scale its science-backed product ecosystem, including the IM8 brand.
Health Sciences Entrepreneurship
Since 2016, Dr. Shah has served as the Founder and Chief Executive Officer of Next Health, one of the world's premier health optimization and longevity centers. Under his leadership, Next Health has established a data-driven framework for personalized health and is on track to expand to more than 30 locations by the end of 2026.
Academic and Professional Affiliations
In addition to his role at Next Health, Dr. Shah is the host of the EXTEND Podcast, where he engages with leading scientists on advancements in health, wellness and longevity. He is an alumnus of Harvard Business School and Singularity University, and has authored numerous peer-reviewed articles in academic medical journals.
About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 30 countries worldwide.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:

investors@prenetics.com

PRE@mzgroup.us

Angela Cheung

Investor Relations / Corporate Finance

angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.